October 16, 2008

Mail Stop 4561

By U.S. Mail and Facsimile to (801) 264-8430

Mr. Stephen M. Sill
Chief Financial Officer
Security National Financial Corp.
5300 South 360 West, Suite 250
Salt Lake City, Utah 84123

RE: Security National Financial Corp.
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for Fiscal Quarter ended June 30, 2008
File No. 0-09341

Dear Mr. Sill:

    We have reviewed your response letter dated October 9, 2008 and have considered the supplemental information provided by the company. We have the following additional comments.

Form 10-K for Fiscal Year Ended December 31, 2007

Consolidated Financial Statements
Consolidated Balance Sheets, page 43

   1. We have reviewed your response to prior comment two from our letter dated September 25, 2008. Please tell us whether you make the determination to sell mortgage loans at origination (and classify them as held-for-sale) or at a later date. If at a later date, tell us how you classify the loans at origination and your basis for that classification. Refer to paragraph 8a of SOP 01-6.

Notes to Consolidated Financial Statements

Note 1- Significant Accounting Policies
Mortgage Operations, page 53

2. We have reviewed your response to prior comment seven from our letter dated
    September 25, 2008. You state that for mortgages originated and held for
    investment, mortgage fee income and related expenses are recognized when the
    loan is originated. Please tell us how your policy complies with the applicable
    guidance in paragraphs 5-7 of SFAS 91.

Note 3- Investments, page 64

3. We have reviewed your response to prior comment eight from our letter dated
    September 25, 2008. Please revise your proposed disclosures to provide
    additional information concerning the primary categories of fixed maturity and
    equity securities in unrealized loss positions at December 31, 2006 and 2007. For
    example:

    •   Discuss in detail, the information you considered in reaching the conclusion
        that the impairments within the "corporate securities and other public utilities"
        and "mortgage backed securities" categories within fixed investment
        securities are not other than temporary.

    •   Discuss in detail, the information you considered in reaching the conclusion
        that the impairments within the "industrial, miscellaneous and all other"
        category within equity securities are not other than temporary.

    •   Disclose the number of investment positions that are in an unrealized loss
        position;

    •   Disclose the severity and duration of the impairment(s); and

    •   Disclose any other information you considered relevant in reaching your
        conclusion that the above investments were not other than temporarily
        impaired.

    Provide us with your proposed disclosures. Refer to paragraph 17b of FSP115-
    1/124-1.

Mr. Stephen M. Sill
Security National Financial Corp.
October 16, 2008
Page 3 of 4

Form 10-Q for Fiscal Quarter Ended June 30, 2008

Management's Discussion and Analysis
Mortgage Operations, page 17

4. We have reviewed your response to prior comment nine from our letter dated September 25, 2008. Please provide us with the following additional information to help us better understand the loan sale, repurchase and transfer transactions:

- Tell us the date loans were originally sold and provide us with a through analysis of how the sales met the criteria for sale accounting in paragraph 9 of SFAS 140;

- Tell us the date of the repurchase;

- Tell us the date of the transfer from the held for sale to held for investment category;

- Tell us when you determined the third party investors were not able to settle the loans sold to them;

- Tell us whether you received, or whether the third party investor received, income on the loans during the time period between the sale and repurchase;

- Tell us how you determined the fair value of the loans when they were sold, repurchased and transferred; and

- Provide us with the journal entries you recorded for the sale, repurchase and transfer.

5. You state that the $36,291,000 of mortgage loans not sold to investors was included in the line item mortgage loans made within cash used in investing activities. Based on your response, it appears that no cash was exchanged with third party investors to repurchase the loans. Please tell us your basis for including this amount within cash used in investing activities, rather non-cash investing activities. Refer to paragraph 32 of SFAS 95.

* * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments. You may contact Chris Harley, Staff Accountant, at (202) 551-3695 or me at (202) 551-3474 if you have questions.

Sincerely,

Sharon M. Blume
Reviewing Accountant